March 4, 2013	Phillip R. Pollock 415.772.9679 direct ppollock@weintraub.com

Robert Errett, Esq.

Michelle Stasny, Esq.

Special Counsel

Division of Corporation Finance

Office of Structured Finance

Securities and Exchange Commission

Washington, DC 20549

Re:	Sequoia Mortgage Trust 2010-H1

Sequoia Mortgage Trust 2011-1

Sequoia Mortgage Trust 2011-2

Forms 10-K for the Fiscal Year Ended December 31, 2011

Filed March 29, 2012

File No. 333-159791-02, 333-159791-03, 333-159791-04

Dear Mr. Errett and Ms. Stasny:

On behalf of Sequoia Residential Funding, Inc. (the “Registrant” or the “Depositor”), we are responding to the January 16, 2013 comment letter from the staff of the Securities and Exchange Commission (the “Staff”). For your convenience, each response is preceded by a boldface recitation of the comment letter’s numbered paragraph.

Responses to Comments #1 through #4 were provided by Wells Fargo Bank, N.A. (“Wells Fargo”). Reference is made to the Staff’s November 2, 2012 comment letter (the “11/2/12 Comment Letter”) to the Form 10-Ks relating to the 2011 calendar year filed by the Registrant for each of Sequoia Mortgage Trust 2010-H1, Sequoia Mortgage Trust 2011-1, and Sequoia Mortgage Trust 2011-2 (collectively, the “Sequoia Trusts”). Reference is also made to the Registrant’s response to the 11/2/12 Comment Letter dated December 31, 2012 (the “12/31/12 Response”) and the Staff’s second comment letter dated January 16, 2013 addressed to the Registrant of the Sequoia Trusts.

Forms 10-K of Sequoia Mortgage Trust 2010-H1, Sequoia Mortgage Trust 2011-1 and Sequoia Mortgage Trust 2011-2

March 4, 2013

Robert Errett, Esq.

Michelle Stasny, Esq.

Securities and Exchange Commission

Item 1122 of Regulation AB, Compliance with Applicable Servicing Criteria, pages 7-9

1.	We note the responses to comments 2, 3, 4 and 5 from our letter dated November 6, 2012 regarding Wells Fargo’s servicer assessment under Item 1122 of Regulation AB. Please confirm that any Item 1122 report provided in connection with future filings that identifies a material instance(s) of noncompliance with the servicing criteria will provide disclosure, similar to what you have provided in your supplemental responses, to address the following:

•	The extent or scope of any material instance of noncompliance, including any material impacts or effects as a result of the material impacts of noncompliance that have affected payments or expected payments on the asset-backed securities;

•	Whether the material instance of non-compliance involved assets for the subject transaction;

•	The party’s current plans, if any, or actions already undertaken, for remediating the material instance of noncompliance or the impacts caused by the material instance of noncompliance.

Response: Wells Fargo believes that its responses to comments 2 through 5 set forth in the 12/31/12 Response provide more detail than what is required to be disclosed in connection with its assessment of compliance with applicable servicing criteria under Regulation AB. However, Wells Fargo understands the Staff’s request for additional information regarding any future material instance(s) of noncompliance for its platform. Accordingly, Wells Fargo confirms the following with respect to any material instance(s) of noncompliance with applicable servicing criteria that is disclosed in any future Form 10-K filings:

•	Wells Fargo will endeavor to describe in greater detail the extent or scope of any material instance of noncompliance, including any material impacts or effects as a result of the material instance of noncompliance that have affected payments or expected payments on the asset-backed securities;

•	If any material instance of noncompliance for the platform involved a specific transaction for which a Form 10-K will be filed, Wells Fargo will submit disclosure of such fact to the registrant for inclusion in such Form 10-K filing and will use its best efforts to urge the registrant to include such disclosure in the Form 10-K filing; and

•	Wells Fargo will continue to disclose actions taken or to be taken to remediate the instances of noncompliance that led to the determination by Wells Fargo that a material instance(s) of noncompliance exists for the platform.

March 4, 2013

Robert Errett, Esq.

Michelle Stasny, Esq.

Securities and Exchange Commission

Wells Fargo is undertaking an effort to confirm that all 2011 payment errors that contributed to the determination of material instances of noncompliance for its platform were appropriately remediated.

2.	We further note the response to comment 5 from our letter dated November 6, 2012 where it is described how investors were notified of the payment errors and how the payment errors were resolved. Please tell us why Wells Fargo chose to notify some investors through both a posting on the website and a separate notice that described the payment error and resolution of the error, but in many cases investors were only notified of the payment errors through a posting to Wells Fargo’s website. Also, please tell us what led Wells Fargo to conclude that posting a notice about the payment errors to Wells Fargo’s website provided investors sufficient notice of the payment errors and how the errors were resolved.

Response: Wells Fargo uses the same method to communicate information about payment errors to all affected investors within a specific transaction. Most commonly, the method used is the posting of corrected payment date statements to Wells Fargo's website. This method was used to inform investors of the identified 2011 payment errors that contributed to Wells Fargo’s determination that material instances of noncompliance existed for the platform. Though infrequent, in some instances, Wells Fargo may decide to notify all affected investors in a transaction about payment errors through additional methods, including by distributing a notice to registered holders which would include the Depository Trust Company in the case of book-entry securities. The factors that might lead to the use of the additional methods include the circumstances that gave rise to the payment error, the extent and scope of the payment error, the advice of counsel and its obligations under the governing transaction documents and under applicable law.

In Wells Fargo’s experience, posting information to its website is a reliable method for noticing investors. The offering documents and governing transaction documents inform investors of the presence of the website and it is our understanding that investors reference the website regularly. In Wells Fargo’s experience, investors regularly sign up to receive automatic notification of postings and payment date statements, which would include amended payment date statements, for a particular transaction to the website. Conversely, in Wells Fargo’s experience, not all investors that hold book-entry securities receive and/or review notices sent through the Depository Trust Company and sometimes such notices are not transmitted through the various levels of participants and custodians at the Depository Trust Company. Other times, notices disseminated through the Depository Trust Company are received well after the date of the correction of the payment error. Transmitting information through Wells Fargo’s website is often, in Wells Fargo’s experience, a faster and more reliable method for communicating with investors.

March 4, 2013

Robert Errett, Esq.

Michelle Stasny, Esq.

Securities and Exchange Commission

Exhibit 33.2 to the Form 10-K of Sequoia Mortgage Trust 2010-H1, Exhibits 33.3 and 33.5 to the Form 10-K of Sequoia Mortgage Trust, and Exhibits 33.9 and 33.11 to the Form 10-K of Sequoia Mortgage Trust 2011-2

3.	We note the response to comment 6 from our letter dated November 6, 2012. We note that for purposes of assessing compliance with the servicing criteria listed in Item 1122(d) of Regulation AB Wells Fargo’s “platform” consisted of a group of transactions covering eight distinct asset types. As noted in Section III.D.7.c.iii of SEC Release No. 33-8518 (December 22, 2004) and Telephone Interpretation 17.03 of the Manual of Publicly Available Telephone Interpretations Regarding Regulation AB and Related Rules, the group of transactions or the “platform” used to assess compliance with applicable servicing criteria is to consist of the group of transactions that the servicer services that are backed by the same asset type. We do not agree with Wells Fargo’s view that the language of Telephone Interpretation 17.03, which states that “if the servicer conducts the servicing of transactions in a manner that it is divided by geographic locations or segregated among separate computers systems, the servicer may take these factors into account in determining the platform”, supports including transactions backed by different asset types into platform because of similarities between the computer systems used to service to service the different asset types. Please confirm that in the future filings the platform for the servicer’s Item 1122 assessment will consist of the group of transactions that are serviced that are backed by the same asset type, or is a group that is otherwise consistent with Telephone Interpretation 17.03.

Response: Notwithstanding its reading of Telephone Interpretation 17.03 set forth in the 12/31/12 Response, Wells Fargo will, in response to the Staff’s comment above, make changes to its platform. While it is currently determining the appropriate number and composition of additional platforms, Wells Fargo will, at a minimum, segregate mortgage and non-mortgage transactions into different platforms. To confirm the recent conversation Wells Fargo had with the Staff, the changes to Wells Fargo’s current platform will be made in 2013 and will consequently be reflected in each platform assessment of compliance with applicable servicing criteria for 2013 that will be filed on applicable Forms 10-K for the year ending December 31, 2013.

Forms 10-D

Exhibit 99.1

4.	We note the response to comment 7 from our letter dated November 6, 2012. The language that Wells Fargo cites in the related pooling and servicing agreement in support of the disclaimer only allows the securities administrator to rely on the accuracy of the information provided by third parties; and does not specify that the securities administrator may rely on third parties for the completeness of the information or expressly disclaim any responsibility for the accuracy or completeness of the information. While it may be appropriate to indicate that the reports are compiled from information provided by third parties and that Wells Fargo has relied upon the information and not independently confirmed the accuracy of the information received, we remain of the view that an express disclaimer of any responsibility for the accuracy or completeness of the information furnished to it by third parties is inconsistent with Wells Fargo’s role in the servicing function. Please confirm that the distribution reports included in future filings will not include an express disclaimer for the accuracy or completeness of the information furnished by third parties.

March 4, 2013

Robert Errett, Esq.

Michelle Stasny, Esq.

Securities and Exchange Commission

Response: While Wells Fargo believes that its current footnote accurately reflects its rights and obligations as set forth in the governing transaction documents, it will modify the payment date statements for the Sequoia Trusts in one of the following ways:

•	Remove the footnote in question, or
•	Edit the footnote so that it says that certain information on the payment date statement is compiled from information provided by third parties and that, in accordance with its contractual rights and obligations, Wells Fargo has relied upon the information and not independently confirmed the accuracy of the information received.

For the sake of consistency, Wells Fargo will also remove or edit any similar footnotes on payment date statements prepared by Wells Fargo for other transactions in its platform.

Forms 10-K of Sequoia Mortgage Trust 2011-1 and Sequoia Mortgage Trust 2011-2

Item 1122 of Regulation AB, Compliance with Applicable Servicing Criteria, page 9

Response to Comment #5 was provided by PHH Mortgage Corporation (“PHH Mortgage Corporation”).

5. We note the response to comment 8 from our letter dated November 6, 2012 and re-issue the comment. Although we note that PHH Mortgage Corporation reviewed its records and determined it has not conducted foreclosure proceedings with respect to the referenced transactions, our comments are related to the PHH Mortgage platform and its assessment of compliance on a platform basis.

Response:

•	the length of time allowed under Fannie Mae foreclosure timelines for conclusion of foreclosure proceedings and the actual length of time it took to conclude the foreclosure proceedings;

The published Fannie Mae foreclosure timelines vary by state. The 16 loans at issue exceeded published Fannie Mae foreclosure timelines in the applicable states by 6 to 572 days.

March 4, 2013

Robert Errett, Esq.

Michelle Stasny, Esq.

Securities and Exchange Commission

•	the reasons and circumstances that were outside the control of PHH Mortgage Corporation that led to the delays;

PHH Mortgage Corporation reviewed each of the subject loan transactions in detail and concluded that, in each case, the delay in concluding foreclosure proceedings was permissible under Fannie Mae Servicing Guide Announcement SVC-2010-12 because the delay was due to reasons and circumstances outside the control of PHH Mortgage Corporation. These reasons and circumstances consisted of court delay, state mandated documentation change delay, investor delay, attorney error delay, title delay, bankruptcy delay, loss mitigation delay and contested foreclosure delay.

•	how the material instance of noncompliance affected, if at all, the transactions containing these instances of material noncompliance;

The above-described delays have had no effect on the transactions involving the subject loans.

•	whether the transactions covered by these Forms 10-K were part of the sample transactions reviewed to assess compliance with the applicable servicing criteria and, if so, whether the identified material instance of noncompliance involved any of those transactions;

None of the subject loans were included in the SEMT 2011-1 or SEMT 2011-2 transactions.

•	a granular discussion about the steps PHH Mortgage Corporation has taken or is taking to remediate the issues that led to the identified material instance of noncompliance.

PHH Mortgage Corporation does not believe that any of the subject loan transactions constituted a “material instance of noncompliance” because each foreclosure proceeding delay was a permissible exception to the applicable published Fannie Mae foreclosure timeline. Accordingly, there are no issues for PHH Mortgage Corporation to remediate.

Form 10-K of Sequoia Mortgage Trust 2011-1

Exhibits to Form 10-K

6. We note your response to comment 13 from our letter dated November 6, 2012 that Citibank, as trustee, is not a party participating in the servicing function. While we do not have additional comment on whether Citibank should have provided the report under Item 1122 in this instance, please note that we disagree with your view that because the trustee does not fall under the definition of “servicer” in Item 1101(j) of Regulation AB, that it is exempt from providing an assessment of compliance under Item 1122 of Regulation AB. Under Item 1122 of Regulation AB a report on the assessment of compliance with applicable servicing criteria is required “from each party participating in the servicing function” irrespective of whether it is a servicer as defined in item 1101(j) of Regulation AB. Therefore, a trustee may have an obligation to provide an assessment of compliance with servicing criteria under Item 1122 if it has participated in the servicing function.

March 4, 2013

Robert Errett, Esq.

Michelle Stasny, Esq.

Securities and Exchange Commission

Response: We understand that a trustee may have an obligation to provide an assessment of compliance with servicing criteria under Item 1122 if it has participated in the servicing function. Future Form 10-K filings by the Registrant will include an assessment of compliance from any Trustee that participates in a “servicing function.”

Form 10-K of Sequoia Mortgage Trust 2011-2

Item 1122 of Regulation AB, Compliance with Applicable Servicing Criteria, page 9

Responses to Comments #7 through #10 were provided by SunTrust Mortgage, Inc.

7. We note your response to comment 14 from our letter dated November 6, 2012 regarding SunTrust Mortgage’s servicer assessment. We note that the identified material instances of noncompliance noted in SunTrust Mortgage’s report on their assessment of compliance with applicable servicing criteria were identified, in part, due to a review conducted in light of a Consent Order with the Federal Reserve. Please provide more detail regarding the reason for, and the nature of, the Consent Order entered into between SunTrust Mortgage and the Federal Reserve. If the Consent Order and related documents are publicly available, please tell us how the Consent Order and related documents can be obtained.

Response: On April 13, 2011, SunTrust Banks, Inc., SunTrust Bank, and SunTrust Mortgage, Inc., entered into a Consent Order with the Federal Reserve. The Consent Order was filed as Exhibit 10.11 to SunTrust Banks, Inc.’s Quarterly Report on Form 10-Q filed August 9, 2011, and is available through this path:

http://www.sec.gov/Archives/edgar/data/750556/000119312511216131/dex1011.htm

SunTrust Banks, Inc.’s current discussion of the Consent Order is accessible through its most recent Annual Report on Form 10-K filed February 27, 2013, with disclosure regarding the Consent Order on page 54 under “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Nonperforming Assets - Other Nonperforming Assets” and on page 189 under “Note 19 – Contingencies – Consent Order with the Federal Reserve” of such Form 10-K, and is available through this path:

http://www.sec.gov/Archives/edgar/data/750556/000075055613000052/sti-123112x10k.htm

8. Also, please confirm that in any Item 1122 report provided in connection with future filings that identifies a material instance(s) of noncompliance with assigned servicing criteria will, similar to the information you have provided to us in your supplemental response, disclose:

March 4, 2013

Robert Errett, Esq.

Michelle Stasny, Esq.

Securities and Exchange Commission

•	The extent or scope of any material instance of noncompliance, including any material impacts or effects as a result of the material instances of noncompliance that have affected payments or expected payments on the asset-backed securities;
•	Whether the material instance of non-compliance involved assets for the subject transaction;
•	The party’s current plans, if any, or actions already undertaken, for remediating the material instance of noncompliance or the impacts caused by the material instance of noncompliance.

Response: SunTrust Mortgage, Inc. confirms that future 1122 reports identifying a material instance of noncompliance with assigned servicing criteria will include the requested disclosures.

Exhibits to Form 10-K

Exhibit 33.5

9. We note the response to comment 15 from our letter dated November 6, 2012. Please confirm that in any Item 1122 report provided in connection with future filings will disclose the particular Item 1122(d) servicing criteria or portion of servicing criteria applicable to the vendor’s activities for which the reporting party is assuming responsibility.

Response: SunTrust Mortgage, Inc. confirms that future 1122 reports will disclose the particular Item 1122(d) servicing criteria or portion of servicing criteria applicable to the vendor’s activities for which SunTrust Mortgage, Inc. is assuming responsibility.

Exhibit 33.5, Exhibit 34.5 and Exhibit 33.6

10. We note your response to comment 16 from our letter dated November 6, 2012. Please confirm that any report regarding the servicer’s assessment of servicing criteria and the corresponding registered public accounting firms attestation report provided in connection with future filings will be consistent. Please confirm that if the servicer’s assessment and the corresponding registered public accounting firms attestation report provided for a particular transaction only identifies the servicing criteria performed on the transaction covered by the Form 10-K, rather than the criteria performed on a platform basis, the reports will state this fact clearly.

Response: SunTrust Mortgage, Inc. confirms that future 1122 reports regarding SunTrust Mortgage’s assessment of servicing criteria and the corresponding registered public accounting firm’s attestation report provided in connection with such 1122 report will be consistent.

SunTrust Mortgage also confirms that any assessment of servicing criteria, and any corresponding registered public accounting firm attestation, provided for a particular transaction which only identifies the servicing criteria performed on the transaction covered by the Form 10-K, rather than the criteria performed on a platform basis, will be noted clearly in the report.

March 4, 2013

Robert Errett, Esq.

Michelle Stasny, Esq.

Securities and Exchange Commission

Please see the attached written statement from the Registrant.

If you have any questions or would like further information, please do not hesitate to contact me at (415) 772-9679 or my colleague Stacy K. Stecher at (415) 772-9642.

Very truly yours,

weintraub tobin chediak coleman grodin

LAW CORPORATION

/s/ Phillip R. Pollock

Phillip R. Pollock

PRP/sks

cc: Mr. Andrew Stone, Sequoia Residential Funding, Inc.

[Sequoia Residential Funding, Inc. Letterhead]

March 4, 2013

Robert Errett, Esq.

Michelle Stasny, Esq.

Special Counsel

Division of Corporation Finance

Office of Structured Finance

Securities and Exchange Commission

Washington, DC 20549

Re:	Sequoia Mortgage Trust 2010-H1

Sequoia Mortgage Trust 2011-1

Sequoia Mortgage Trust 2011-2

Forms 10-K for the Fiscal Year Ended December 31, 2011

Filed March 29, 2012

File No. 333-159791-02, 333-159791-03, 333-159791-04

Dear Mr. Errett and Ms. Stasny:

In connection with the Form 10-Ks relating to the 2011 calendar year filed with the Securities and Exchange Commission (the “Commission”) by Sequoia Residential Funding, Inc. (the “Registrant”) for each of Sequoia Mortgage Trust 2010-H1, Sequoia Mortgage Trust 2011-1, and Sequoia Mortgage Trust 2011-2 (the “Form 10-K Filings”), the Registrant hereby acknowledges that:

1.	the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form 10-K Filings;
2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K Filings; and
3.	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call our counsel, Phillip R. Pollock, at (415) 772-9679 with any questions.

Very truly yours,

/s/ John H. Isbrandtsen

John H. Isbrandtsen

Chief Executive Officer

Sequoia Residential Funding, Inc.